

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

Via E-mail
Brian E. Stewart
President and Chief Executive Officer
Patient Safety Technologies, Inc.
2 Venture Plaza, Suite 350
Irvine California 92618

> **Re: Patient Safety Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 30, 2011**
> **File No. 333-174085**

Dear Mr. Stewart:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your response to prior comment 1; however, we are unable to agree that there is an established market for purposes of compliance with Item 501(b)(3) of Regulation S-K and Schedule A given the circumstances presented. Please revise to disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your prospectus summary, selling shareholders and plan of distribution sections accordingly.

Exhibit 5.1

2.   Please confirm that the date of the opinion will be the effective date of the registration statement given the date restriction in the fifth paragraph of the opinion you filed.

3.   Investors are entitled to rely on the opinion that you file pursuant to Regulation S-K Item 601(b)(5). The first sentence of the penultimate paragraph of the opinion you filed implies to the contrary. Please obtain a revised opinion that removes such limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via E-mail): Ben D. Orlanski, Esq.